United States securities and exchange commission logo





                             August 7, 2020

       Glen Leibowitz
       Chief Financial Officer
       Acreage Holdings, Inc.
       366 Madison Avenue, 11th Floor
       New York, NY 10017

                                                        Re: Acreage Holdings,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed May 29, 2020
                                                            Item 2.02 Form 8-K
dated June 26, 2020
                                                            File No. 000-56021

       Dear Mr. Leibowitz:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Item 9A. Controls and Procedures
       Management   s Annual Report on Internal Control over Financial
Reporting, page 130

   1.                                                   You state that you did
not provide a report of management   s assessment regarding internal
                                                        control over financial
reporting due to a transition period established by the rules of the
                                                        SEC for newly public
companies. However, we note that you have been required to file an annual report on
Form 40-F for the year ended December 31, 2018 pursuant to section
                                                        13(a) or 15(d) of the
Exchange Act. Please tell us how you have considered Instruction 1 to Item 308 of
Regulation S-K in determining that you were not required to provide
                                                        management   s report
on internal control over financial reporting in your Form 10-K for the year ended December
31, 2019.
 Glen Leibowitz
Acreage Holdings, Inc.
August 7, 2020
Page 2
Item 2.02 Form 8-K dated June 26, 2020

Exhibit 99.1
Non-GAAP Measures, Reconciliations and Discussion (Unaudited), page 3

2. You present managed revenue, pro forma revenue, and pro forma adjusted EBITDA as non-GAAP financial measures. Please tell us in detail your purpose for including the
            revenue from entities under management or consulting agreements   ,
   pro forma
         adjustments   , and    managed/pro forma adjustments    as non-GAAP
adjustments in
         calculating these non-GAAP financial measures and how you determined these non-
         GAAP adjustments. Please also explain why your management believes that non-GAAP financial measures with these adjustments provide useful information to investors. Please refer to the guidance in Items 10(e)(1)(i)(C) and (D) of Regulation S-K and Question
         100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
3. You present the reconciliation of adjusted net income (loss) attributable to Acreage
         Holdings, Inc. and adjusted net earnings (loss) per share attributable to Acreage Holdings,
         Inc. to the most directly comparable GAAP measure. Please tell us your consideration of the guidance in Question 102.11 of the Non-GAAP Financial Measures Compliance
         and Disclosure Interpretations that requires the entity to present the income tax impact attributable to the non-GAAP adjustments as a separate adjustment in the reconciliation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.



FirstName LastNameGlen Leibowitz                              Sincerely,
Comapany NameAcreage Holdings, Inc.
                                                              Division of
Corporation Finance
August 7, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName